Exhibit 4.1

                              CONSULTING AGREEMENT

     This CONSULTING AGREEMENT ("Agreement") is entered into as of this 14 day of July, 2002, by and between RAVEN MOON ENTERTAINMENT, INC., a Florida corporation (the "Company"), and Jackie Joyner Kersee ("Consultant").

     1. Engagement of Consultant. The Company hereby engages Consultant to provide the Company the following services:

     a. Consultant's availability by telephone to discuss possible program ideas, corporate strategies and to give updates on industry trends and opportunities as needed. Such telephone meetings will be coordinated through Richard C. Popper.

     b. Consultant's attendance at the annual Board of Advisors meeting in Orlando, or in the event that such a meeting is not scheduled, attendance at an annual meeting with Raven Moon executives in your city, scheduled at a mutually convenient time.

     c. Use of Consultant's initials, character, name, likeness, photograph, film, voice, vocal representations, biographical data and endorsement in personal appearance referenced in Duties 4 below and media including press releases, brochures, posters, print ads, or other forms of promotion or advertisement.

     d. Availability to produce one commercial/PSA and one guest appearance on "Gina D's Kids Club " television show or tape per year.

     2. Compensation.

     a. A grant of 5,000,000 shares of Raven Moon Entertainment, Inc. common stock priced at the $0.015 per share.

     b. 2,500,000 shares granted will be registered in the company's SB-2 registration.

     c. Consultant may not sell more than 2,500,000 shares of the Company prior to one (1) year form the date of this agreement.


     3. Miscellaneous Provisions.

        3.1 Entire Agreement; Binding Effect. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any prior agreements or understandings between the parties. This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and authorized assigns.

        3.2. Modification. This Agreement may be modified only upon the execution of a written agreement signed by both of the parties.

        3.3 Waivers. No failure on the part of either party hereto to exercise, and no delay in exercising, any right, power, or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, power, or remedy hereunder preclude any other or further exercises thereof or the exercise of any other right, power, or remedy.

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        3.4 Governing Law; Venue and Jurisdiction. This Agreement shall be deemed to have been entered into in, and for all purposes shall be governed by, the laws of the State of Florida, without regard to Florida's choice of law decisions. The parties agree that any action brought by either party against the other in any court, whether federal or state, shall be brought within Orange County, Florida, in the applicable state and federal judicial districts and do hereby waive all questions of personal jurisdiction or venue for the purpose or carrying out this provision.

        In witness whereof, the parties hereto have executed this Agreement as of the date and year first above written.

                                                 "COMPANY"

                                            RAVEN MOON ENTERTAINMENT, INC.


                                            By:  /s/  Joey DiFrancesco
                                               -------------------------------
                                                      Joey DiFrancesco
                                                      President


                                                 "CONSULTANT"


                                            /s/  Jackie Joyner Kersee
                                            ----------------------------------
                                                 Jackie Joyner Kersee